Exhibit 99.1

PRESS RELEASE

AerCap Orders 100 Boeing 737 MAX 8s

Amsterdam, Netherlands; June 16, 2015 – AerCap Holdings N.V. (NYSE: AER) announced today that it has signed an agreement with Boeing for an order of 100 Boeing 737 MAX 8 aircraft with deliveries starting in 2019.

“This order complements our existing order book in the single-aisle category and is in line with our customer needs and our fleet strategy of leasing the most in-demand and technologically advanced equipment. We see significant market appetite for this aircraft type from our diverse customer base spanning approximately 90 countries around the world,” said AerCap CEO Aengus Kelly. “At the same time, the transaction meets the strict criteria of our investment strategy with our ultimate objective to create value for our shareholders.”

“The 737 MAX 8 will give AerCap’s customers a unique advantage in the heart of the single-aisle market,” said Boeing Commercial Airplanes President and CEO Ray Conner. “We are thrilled that AerCap selected the 737 MAX to increase their competitiveness in the single-aisle market.”

AerCap has one of the most attractive order books in the industry including large positions of the Boeing 787 Dreamliner, the Airbus A350, and the Airbus A320neo family.

About AerCap
AerCap is the global leader in aircraft leasing with approximately 1,800 owned, managed or ordered aircraft in its portfolio. AerCap serves over 200 customers in 90 countries with comprehensive fleet solutions and provides part-out and engine leasing services through its subsidiary, AeroTurbine. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Amsterdam with offices in Dublin, Los Angeles, Shannon, Fort Lauderdale, Miami, Singapore, Shanghai, Abu Dhabi, Seattle and Toulouse.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: John Wikoff Tel. +31 6 31 69 94 30 jwikoff@aercap.com